

13030160

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 67052

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

V

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
LFC Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Connecticut Ave NW, Suite 310
(No. and Street)

Washington, DC (City) (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Johnson (314) 512-8712
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EK 3/7/13

OATH OR AFFIRMATION

I, Christopher Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LFC Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Principal Financial Officer

Title



Notary Public



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- *☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Less than $500,000 in revenue.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
LFC Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of LFC Securities, LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LFC Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Abington, Pennsylvania
February 19, 2013



LFC Securities, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	77,378
Deposit with clearing broker		75,000
Prepaid expenses		3,333
Total assets	$	155,711

Liabilities and Member's Equity

Member's equity

Member's equity		
Total member's equity	$	155,711
Total liabilities and member's equity	$	155,711

The accompanying notes are an integral part of these financial statements.

LFC Securities, LLC

Statement of Income

For the Year Ended December 31, 2012

Revenue		
Interest Income	$	45
Expenses		
Professional fees		12,339
Office expense		9,383
Travel and entertainment		827
Insurance		1,082
Total expenses		23,631
Net loss before income taxes		(23,586)
Income tax benefit -current		4,661
Net loss	$	(18,925)

The accompanying notes are an integral part of these financial statements.

LFC Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Member's equity at January 1, 2012	$	174,636
Net loss for the year		(18,925)
Member's equity at December 31, 2012	$	155,711

The accompanying notes are an integral part of these financial statements.

LFC Securities, LLC

Statement of Changes in Liabilites Subordinated to Claims of General Creditors

For the Year Ended December 31, 2012

Subordinated borrowings at January 1, 2012	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2012	$	-

The accompanying notes are an integral part of these financial statements.

LFC Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(18,925)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Prepaid expenses		617
Net cash used in operating activities		(18,308)
Net decrease in cash		(18,308)
Cash and cash equivalents at beginning of year		95,686
Cash and cash equivalents at end of year	$	77,378
Supplemental disclosures of cash flow information		
Cash paid (received) during the year for:		
Interest	$	-
Income taxes	$	(5,642)

The accompanying notes are an integral part of these financial statements.

1. Organization

LFC Securities, LLC ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Until April 5, 2012 the Company was a wholly-owned subsidiary of Love Funding Corporation ("the Parent"). On that date the Company became directly owned by its previously indirect owner Love Savings Holding Company. (See Note 7) It operates as a Delaware limited liability company with one class of member units.

The Company is an introducing broker and has a fully disclosed clearing agreement with its carrying broker. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

Income taxes – The Company is included in the consolidated federal tax return filed by the Parent. For the period January 1, 2012 to April 5, 2012 the Company calculated income taxes on a separate company basis and the current tax or benefit was either remitted or received from the Parent.

On April 5, 2012 the Company became directly owned by its previously indirect owner Love Savings Holding Company. (See Note 7) After this date the Company was considered as a disregarded entity, recognizing no tax liability or benefit.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2012 the Company did not have liability for unrecognized tax benefits.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Concentration of Credit Risk - The Company is engaged in underwriting activities in which the counterparties primarily include other broker-dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Subsequent events - Management has evaluated the impact of all subsequent events through February 19, 2013 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Deposit with Clearing Broker

The Company maintains a clearing agreement with Southwest Securities, Inc. ("SWS"). Under the agreement the Company maintains a clearing deposit of $75,000.

4. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through SWS.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital and capital requirements of $152,378 which was $52,378 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0 to 1.

6. Related Party Transactions

The Company leases its office space from Love Funding Corp., an affiliate, under a sublease for $777 per month on a month to month basis. Total rent expense for 2012 was $9,327.

7. Subsequent Event

On April 5, 2012 FINRA approved the Company's request to transfer direct ownership of the Company to Love Savings Holding Company from Love Funding Corp. Love Savings Holding Company was previously an indirect owner via its subsidiary Love Funding Corp. The transfer of direct ownership does affect the Company's business plans, financial statements or written supervisory procedures.

8. New Accounting Pronouncement

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2011-11 (the "Pronouncement") related to disclosures about offsetting assets and liabilities. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Pronouncement requires retrospective application for all comparative periods presented. Management is currently evaluating the impact that this Pronouncement may have on the Company's financial statements.

LFC Securities, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total member's equity	$	155,711
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		155,711
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		3,333
Total non-allowable assets		3,333
Net Capital before haircuts on securities positions		152,378
Trading and investment securities:		
Total haircuts		-
Net Capital	$	152,378
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to Net Capital		0%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

LFC Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $-0-)	$	-
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	52,378
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	32,378

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

LFC Securities, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

Board of Directors of
LFC Securities, LLC

In planning and performing our audit of the financial statements of LFC Securities, LLC (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Abington, Pennsylvania
February 19, 2013

LFC SECURITIES, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

LFC SECURITIES, LLC
Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

December 31, 2012

LFC Securities, LLC
TABLE OF CONTENTS
December 31, 2012